Room 4561

	October 6, 2005

Mr. Steve D. Rudnik
President
Magnitude Information Systems, Inc.
401 State Route 24
Chester, New Jersey 07930

Re:	Magnitude Information Systems, Inc.
	Schedule 14A filed September 29, 2005
	File No. 0-32485

Dear Mr. Rudnik:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below.
Where
indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Purpose and Approval of Amendment..., page 3

1. In the last paragraph on page 3, you state that you "intend to reissue the 4,507,709 stock options and 2,283,916 warrants also surrendered...with an equal amount of common shares underlying these securities." Elsewhere in your disclosure, however, you appear to state that upon approval of the amendment increasing your number of shares authorized the surrendered options and warrants will be replaced by the granting or issuance of options and warrants on the same terms and provisions as that surrendered. Please clarify. For example, if you meant that you will reissue the options and warrants and that these reissued options and warrants will have the same terms and provisions and have an equal amount of underlying common shares underlying as those that were surrendered, please so state. If the options and warrants are not convertible into common shares on a one-to-one basis, disclose the conversion or exercise ratio.

2. You state that, "The Board of Directors has approved this amendment to...have the additional shares of Common Stock available for general corporate purposes, including acquisitions, equity financings, stock dividends or stock splits." You also state that "[a]part from utilizing these new common shares... [for the replacement of the surrendered options, warrants and shares] and for issuance in future equity financings," you have no current plans for the increased authorized capital. From the foregoing statement, it appears that there may be plans for the issuance of common stock in connection with future equity financings. Please revise your disclosure to discuss the plans, proposals or arrangements to issue any of the newly authorized shares of common stock in equity financings and include materially complete descriptions of the future financing transactions. In addition, if you currently have plans proposals or arrangements to issue to effect acquisitions, equity financings, stock dividends or stock splits or other transactions that would involve the issuance of your common stock, please discuss these and their material terms.

3. We note your discussion of stock issuances on page 6. Please discuss how such disclosure relates to your request for written consent from stockholders for the amendment to your charter. Please clarify your disclosure. For example, please disclose if the shares issued in the discussed issuances are currently included in the disclosure at the bottom of page 6 regarding the number of shares of outstanding common stock, stock option, warrants, convertible preferred stock and irrevocable subscription agreements. With respect to your on-going private placement, please disclose the number of shares that may be issuable until such time that the private placement is completed. Finally, please discuss the consequences of the failure to obtain the requisite shareholder approval for the amendment to your charter.

4. We note your discussion of the possible anti-takeover effects of the increase in authorized shares. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether you have any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.

The Consent Procedure, page 7

5. Please clarify what information must be included in a written notice of revocation and whether adherence to any form of such notice is necessary.

6. Please advise us how you will determine the deadline date for the written consents.

Exhibit A:  Certificate of Amendment of Certificate of
Incorporation

7. Please be advised that, should you wish to incorporate by reference this Exhibit A into other filings with us, the Exhibit will need to be clearly identified in the reference by caption or otherwise, including the file number of this Schedule 14A and the filing date so that readers may easily locate this Exhibit. See Rule
411 of Regulation C. As an example, we note that in the Form 10-KSB for the year ended December 31, 2004, under Exhibit 3(i), you provide a reference to "Articles of Incorporation and Amendments thereto, incorporated herein by reference to Exhibits of previous filings with the Commission." This reference is insufficient. Please ensure that future filings will comply with Rule 411.


*              *              *              *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477, or Anne
Nguyen,
Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Joseph J. Tomasek, Esq.
	75-77 North Bridge Street
	Somerville, New Jersey 08876
	Facsimile:  (908) 429-0400